Mail Stop: 3720- CF/AD 11

Via U.S. Mail and Fax 212-704-2252

								March 30, 2006

Mr. Nicholas J. Camera,
Senior Vice President, General Counsel and Secretary
Interpublic Group of Companies, Inc.
1114 Avenues of Americas
New York, NY 10036

Re:	Interpublic Group of Companies, Inc.
      Item 4.02 of Form 8-K
      Filed on March 23, 2006
      File No. 1-6686

Dear Camera:

      We have reviewed your filing and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting comments:

1. Please tell us whether you intend to amend Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30,
2005
to file the restated financial statements. If so, tell us how, and when, you will do so.

Interpublic Group of Companies, Inc.
March 30, 2006
Page 2
2. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-
Q
for the periods ended March 30, 2005, June 30, 2005 and
September
30, 2005.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please respond to these comments within five business days or tell us when you will respond.

	You may contact Gopal Dharia, Staff Accountant, at (202)
551-
3353 or me, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

							Sincerely,


							Terry French
							Accountant Branch Chief